(LOGO)
HOMESIDE
LENDING, INC.

As of February 10, 1998 and for the period from March 1, 1997 to February 10, 1998, Homeside Lending, Inc. has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKER. As of and for this same period, Homeside Lending, Inc. had in effect a fidelity bond and errors and omissions policy in the amount of $76 million and $20 million, respectively.

/s/William Glasgow, Jr.
William Glasgow, Jr.
Executive Vice President

April 15, 1995
Date